BRIGHT MINDS BIOSCIENCES INC.

OVERNIGHT MARKETED PUBLIC OFFERING OF UNITS

FINAL TERM SHEET AUG 23, 2022

A final short form base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the Provinces of Canada, other than Quebec.

Copies of the final short form base shelf prospectus and any applicable shelf prospectus supplement may be obtained from Eight Capital (the “Agent”) at ecm@viiicapital.com.

This document does not provide full disclosure of all material facts relating to the securities offered.  Investors should read the final short form base shelf prospectus, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The securities offered under the Base Prospectus and any applicable shelf prospectus supplement have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States (as such term is defined in Regulation S under the U.S. Securities Act) (the “United States”), and may not be offered or sold within the United States, or to, or for the account or benefit of a U.S. Person (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act) or a person in the United States, except in transactions exempt from registration under the U.S. Securities Act and applicable U.S. state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to, or for the account or benefit of, U.S. persons.

Issuer:	Bright Minds Biosciences Inc. (the “Company”)
Issue:

Treasury offering of 2,858,000 units (the “Units”). Each Unit shall be comprised of one common share of the Company (a “Share”), and one common share purchase warrant (a “Warrant”). Each Warrant shall entitle the holder thereof to purchase one Share at an exercise price of $1.76, for a period of 24 months following the closing of the Offering.

Issue Price:	$1.40 per Unit (“Issue Price”)
Issue Size:	$4,001,200
Agent’s Option:

The Company has granted Eight Capital an option to purchase up to an additional 15% of the Units and/or the components thereof, at the Issue Price, exercisable in whole or in part at any time for a period of 30 days after and including the Closing Date.

Use of Proceeds:	The net proceeds of the Offering will be used for working capital and general corporate purposes.
Form of Agency:	Best efforts overnight marketed offering, subject to termination clauses including “material adverse change” out, “diligence” out, “disaster” out, and “breach” out.
Form of Offering:

Public offering pursuant to a prospectus supplement to the short form base shelf prospectus of the Company dated June 7, 2021, to be filed in all provinces of Canada, excluding Quebec.

Private placement in the United States pursuant to available exemptions from the registration requirements of the United States Securities Act of 1933, as amended.

The Offering will also be made available to investors as agreed to by the Agent and the Company, outside Canada and the United States, provided such Offering does not (A) give rise to any requirement under the laws of such jurisdiction to prepare and/or file a prospectus, registration statement or document having similar effect; or (B) create any ongoing compliance or continuous disclosure obligations for the Company pursuant to the laws of such jurisdiction.

BRIGHT MINDS BIOSCIENCES INC.

OVERNIGHT MARKETED PUBLIC OFFERING OF UNITS

Listing:

The Company’s Shares trade on the Canadian Securities Exchange (the “Exchange”) and on NASDAQ Capital Market (“NASDAQ”) under the symbol “DRUG”.  The Company will use its best efforts to obtain the necessary approvals to list the Shares on the Exchange and NASDAQ, which listing shall be a condition of Closing.

Eligibility:	The Units will be qualified investments under the Income Tax Act (Canada) for registered accounts.
Agent:	Eight Capital
Commission:

7% cash commission and that number of compensation warrants equal to 7% of the number of Units sold pursuant to the Offering. Each compensation warrant will be exercisable into one Unit at the Issue Price for a period of 24 months following the Closing Date.

Closing Date:	On or about August 30, 2022